UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
          Leap Wireless International, Inc.
(Name of Issuer)
  Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)
     521863308
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
          (212) 326-2061
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
 December 20, 2007
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,415,428

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,415,428

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,415,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,755,806

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,755,806

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,755,806

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		14,319,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,319,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,319,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		14,363,274

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,363,274

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,363,274

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

     This Statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 3, the Schedule 13D filed on August 26, 2004 (the “Original Schedule 13D”), which was amended and restated on December 19, 2007 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”) and on December 20, 2007 by Amendment No. 2 to the Original 13D (“Amendment No. 2” and, together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”) and relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Leap Wireless International, Inc. (the “Issuer”).
     This Statement is being filed by the Reporting Persons to report the acquisition of additional shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following:
     The source of funds for the purchase reported in this Statement was the working capital of Master Account, Capital Partners (100) and Institutional Partners III.
Item 4. Purpose of Transaction
     Item 4 is hereby amended and restated in its entirety as follows:
     All of the shares of Common Stock reported herein as having been acquired for the accounts of the Reporting Persons were acquired for investment purposes only.
     Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. Notwithstanding and in addition to the foregoing, Dr. Rachesky was elected as a member of the Board of Directors of the Issuer, effective August 19, 2004. In his capacity as a Director of the Issuer, Dr. Rachesky may have influence over the corporate activities of the Issuer and may, with or without the Reporting Persons or the persons identified in Item 2 hereof, from time to time develop and/or discuss plans or proposals that relate to or would result in the occurrence of any transaction or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
(a) Depending upon a variety of factors, including, without limitation, trading prices of the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, general investment and trading policies of the Reporting Persons and general economic, financial and industry conditions, the Reporting Persons may from time to time (including in the coming days) acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, such securities, in open market transactions, privately negotiated transactions, transactions in which the Issuer raises, through private or public offerings, additional capital through a combination of additional debt and/or equity financing or otherwise.
Institutional Partners III will direct the deposit of certain shares of Common Stock, as applicable, and will not receive such shares of Common Stock, pursuant to the terms of an escrow agreement, dated December 20, 2007 (the “Escrow Agreement”), which is filed as Exhibit 1 hereto and is incorporated herein by reference, by and between Institutional Partners III and The Bank of New York, as escrow agent (the “Escrow Agent”), is in escrow pending expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Escrow Agreement is further described in Item 6 of this Statement, which is incorporated into this Item 4 by reference.
The Reporting Persons reserve the right, from time to time, to formulate other purposes, plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D if and to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The information set forth in this Item 4 is subject to change at any time, and there can be no assurances that any of the Reporting Persons will or will not take any of the actions described above.

Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety as follows:
     The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2007, which disclosed that there were 68,207,914 shares of Common Stock outstanding as of December 7, 2007.
(a) (i) Master Account may be deemed the beneficial owner of 239,577 shares of Common Stock held for its own account (approximately 0.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (ii) Capital Partners (100) may be deemed the beneficial owner of 28,819 shares of Common Stock held for its own account (approximately 0.04% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (iii) Advisors may be deemed the beneficial owner of 268,396 shares of Common Stock (approximately 0.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 239,577 shares of Common Stock held for the account of Master Account and (B) 28,819 shares of Common Stock held for the account of Capital Partners (100).
          (iv) Institutional Partners II LP may be deemed the beneficial owner of 3,340,378 shares of Common Stock held for its own account (approximately 4.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (v) Institutional Partners IIA may be deemed the beneficial owner of 8,415,428 shares of Common Stock held for its own account (approximately 12.3% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (vi) Institutional Advisors II may be deemed the beneficial owner of 11,755,806 shares of Common Stock (approximately 17.2% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 3,340,378 shares of Common Stock held for the account of Institutional Partners II and (B) 8,415,428 shares of Common Stock held for the account of Institutional Partners IIA.
          (vii) Institutional Partners III may be deemed the beneficial owner of 2,295,398 shares of Common Stock held for its own account (approximately 3.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (viii) Institutional Advisors III may be deemed the beneficial owner of 2,295,398 shares of Common Stock (approximately 3.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 2,295,398 shares of Common Stock held for the account of Institutional Partners III.
          (ix) Fund Management may be deemed the beneficial owner of 14,319,600 shares of Common Stock (approximately 21.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
          (x) Dr. Rachesky may be deemed the beneficial owner of 14,363,274 shares of Common Stock (approximately 21.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III, (B) 3,474 shares of restricted stock, and (C) 40,200 shares of Common Stock that can be obtained upon the exercise of certain non-qualified stock options.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 239,577 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 239,577 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 28,819 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 28,819 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 268,396 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 268,396 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.
          (iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.
          (v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
          (vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.
          (vii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 2,295,398 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 2,295,398 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.
          (viii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 2,295,398 shares of Common Stock which may be deemed to be beneficially owned by

Institutional Advisors III as described above, and (y) the sole power to direct the voting of 2,295,398 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.
          (ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 14,319,600 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 14,319,600 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.
          (x) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 14,363,274 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 14,363,274 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
          (iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.
          (v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended to add the following:
     Escrow Agreement
     On December 20, 2007, the Escrow Agent and Institutional Partners III entered into the Escrow Agreement, pursuant to which Institutional Partners III will direct the deposit of certain shares of Common Stock, and will not receive such shares of Common Stock, into an escrow account to be held by the Escrow Agent in such account, pending expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Upon such expiration or termination, and pursuant to and in accordance with the terms of the Escrow Agreement, Institutional Partners III will direct the Escrow Agent to release from escrow such shares of Common Stock to Institutional Partners III. The description of the Escrow Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Escrow Agreement, attached to this Statement as Exhibit 1 and is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
1	Escrow Agreement, dated as of December 20, 2007, by and between MHR Institutional Partners III LP and The Bank of New York (Exhibits and schedules to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Securities and Exchange Commission a copy of any such exhibit or schedule)

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 20, 2007	MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Mark Rachesky
Name: Mark Rachesky, M.D.
Title: Managing Member

MHR INSTITUTIONAL ADVISORS II LLC

By:	/s/ Mark Rachesky
Name: Mark Rachesky, M.D.
Title: Managing Member

MHR FUND MANAGEMENT LLC

By:	/s/ Mark Rachesky
Name: Mark Rachesky, M.D.
Title: Managing Member

MARK H. RACHESKY, M.D.

By:	/s/ Mark Rachesky